XTF INVESTORS TRUST
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 20TH day of February, 2007, by and between XTF INVESTORS TRUST, a Delaware statutory trust (the “Trust”), on behalf of its Portfolios, (the “Portfolios”) each a series of the Trust and the Advisor of such Portfolios, XTF Advisors LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Portfolios pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 20TH day of February, 2007 (the “Investment Advisory Agreement”); and

WHEREAS, the Portfolios are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Portfolios’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Portfolios) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Advisor hereby agrees to limit the Portfolios’ current Operating Expenses to an annual rate, expressed as a percentage of the Portfolios’ average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Portfolios, as accrued each month, exceed its Annual Limit, the Advisor will pay to those Portfolios, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund, is defined to include all expenses necessary or appropriate for the operation of the Portfolios and including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, but dues not include any brokerage fees and commissions, 12b-1 fees (if any), acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation.

3. Reimbursement of Fees and Expenses. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. Term. This Agreement shall become effective on the date specified herein and shall remain in effect until at least July 31, 2008, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Portfolios, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate, with respect to the Portfolios listed in Appendix A if the Investment Advisory Agreement for the Portfolios is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Portfolios.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

XTF INVESTORS TRUST	XTF ADVISORS LLC
on behalf of its Portfolios

By: _/s/ Andrew Rogers __________	By: _/s/ Michael J. Woods ___
Name: Andrew Rogers	Name: Michael J. Woods
Title: Treasurer	Title: Chief Executive Officer

Appendix A

Fund	Operating Expense Limit
TARGET DATE PORTFOLIOS	CLASS A, CLASS R, CLASS I & CLASS C
XTF 2010 ETF Portfolio	0.52%
XTF 2020 ETF Portfolio	0.52%
XTF 2030 ETF Portfolio	0.52%
XTF 2040+ ETF Portfolio	0.52%

TAXABLE ALLOCATION PORTFOLIOS	CLASS A, CLASS R, CLASS I & CLASS C
XTF Conservative ETF Portfolio	0.52%
XTF Moderate ETF Portfolio	0.52%
XTF Aggressive ETF Portfolio	0.52%

TACTICAL ROTATION PORTFOLIOS	CLASS A, CLASS R, CLASS I & CLASS C
XTF Sector Rotation ETF Portfolio	0.52%
XTF Country Rotation ETF Portfolio	0.52%